Exhibit 99.7

Confidential	June 5, 2015

Board of Directors

Sears Holdings Corporation

3333 Beverly Road

Hoffman Estates, IL 60179

Ladies and Gentlemen:

Duff & Phelps, LLC (“Duff & Phelps”) has been engaged as an independent financial advisor to provide an opinion (the “Opinion”) to the board of directors (the “Board of Directors”) (solely in their capacity as members of the Board of Directors) of Sears Holdings Corporation, a Delaware corporation (“Holdings”), as of the date hereof as to: (i) the fairness, from a financial point of view, to (a) Holdings and/or (b) Holdings, Sears, Roebuck & Co. (“SRC”) and Kmart Corporation (“KMC”) on a combined basis, as the case may be, of the total $2.719 billion gross proceeds to be received by affiliates of Holdings at closing of the contemplated transaction described below (the “Proposed Transaction”); and (ii) the fairness, from a financial point of view, to Holdings of the Base Rent (as defined in the Master Lease (the “Master Lease”) among a affiliates of Seritage Growth Properties, a Maryland real estate investment trust (“Seritage”, and together with Holdings, the “Companies”, and each individually, a “Company”), as Landlord, and Kmart Operations, LLC and Sears Operations, LLC, as Tenants), taking into consideration the material economic terms of Section 1.6 Nonprofitable Property, Section 1.7 Recapture Space, Section 1.8 Landlord’s Termination Right as to Additional Recapture Space and Section 1.9 Landlord’s Termination Right as to 100% Recapture Property of the Master Lease in the determination of the Base Rent.

Description of the Proposed Transaction

It is Duff & Phelps’ understanding that the Proposed Transaction involves the sale by Holdings to Seritage of one or more subsidiaries of Holdings owning (i) a portfolio of 235 of Holdings’ fee-owned or ground leased real estate assets, (ii) a 50% joint venture interest in GS Portfolio Holdings LLC, a joint venture between a subsidiary of Holdings and a subsidiary of General Growth Properties, Inc. (together with its subsidiaries, “GGP”) in 12 properties, (iii) a 50% joint venture interest in SPS Portfolio Holdings LLC, a joint venture between a subsidiary of Holdings and a subsidiary of Simon Property Group, Inc. (together with its subsidiaries, “Simon”) in 10 properties, and (iv) a 50% joint venture interest in MS Portfolio LLC, a joint venture between a subsidiary of Holdings and a subsidiary of The Macerich Company (together with its subsidiaries, “Macerich”) in 9 properties, for $2.719 billion in cash, and the lease-back of a substantial majority of the properties to direct or indirect subsidiaries of Holdings under the single, unitary and

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Board of Directors

Sears Holdings Corporation

June 5, 2015

nonseverable Master Lease. It is further understood that the Proposed Transaction will be financed with (i) the incurrence by Seritage or one or more of its subsidiaries of $1.161 billion of indebtedness, (ii) the proceeds of a rights offering (the “Rights Offering”) to Holdings’ stockholders, (iii) the proceeds of a private placement of units of a subsidiary of Seritage to entities associated with ESL Investments, Inc., (iv) a private placement of Seritage common shares to GGP for an aggregate purchase price of $33.3 million, (v) a private placement of Seritage common shares to Simon for an aggregate purchase price of $33.3 million, and (vi) the sale of Seritage common shares and Seritage non-voting common shares to entities affiliated with Fairholme Capital Management L.L.C. The subscription rights in the Rights Offering will entitle holders to purchase common shares in Seritage from Holdings at $29.58 per share and will be transferred to holders of Holdings’ common stock.

Scope of Analysis

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of its Opinion included, but were not limited to, the items summarized below:

1.	Reviewed the following documents:

a.	Holdings’ annual report and audited financial statements on Form 10-K filed with the Securities and Exchange Commission (“SEC”) for the fiscal year ended January 31, 2015;

b.	Seritage’s Form S-11 filed with the SEC on April 1, 2015, as amended from time to time through the date hereof;

c.	Financial projections for Seritage for the fiscal years 2015 through 2024, provided to us by management of the Companies (the “Management Projections”);

d.	Detailed information regarding Holdings’ real estate assets to be sold to Seritage in the Proposed Transaction, as of the date hereof, including, but not limited to, property address, square footage, ownership type, material lease terms and material ground lease terms;

e.	Real property appraisal reports of Holdings’ real estate assets to be sold to Seritage in the Proposed Transaction prepared by Cushman & Wakefield, Inc. and its affiliates in connection with the Proposed Transaction;

Board of Directors

Sears Holdings Corporation

June 5, 2015

f.	The form of Master Lease by and among Seritage SRC Finance LLC and Seritage KMT Finance LLC, as Landlord, and Kmart Operations, LLC and Sears Operations, LLC, as Tenant;

g.	The Amended and Restated Limited Liability Company Agreement of GS Portfolio Holdings LLC dated as of March 31, 2015 by and between GGP-SRC Member, LLC and Sears Roebuck & Co.;

h.	The Amended and Restated Limited Liability Company Agreement of SPS Portfolio Holdings LLC dated as of April 13, 2015 by and between SPG Portfolio Member, LLC and Sears Roebuck & Co.;

i.	The Amended and Restated Limited Liability Company Agreement of MS Portfolio LLC dated as of April 30, 2015 by and between Macerich SJV LLC and Sears Roebuck & Co.;

j.	The Master Lease and Sublease by and among GS Portfolio Holdings LLC, Landlord, and Sears, Roebuck and Co., Tenant, dated March 31, 2015 (the “GGP Lease”);

k.	The Master Lease by and among SPS Portfolio Holdings LLC, Landlord, and Sears Roebuck and Co., Tenant, dated April 13, 2015 (the “Simon Lease”);

l.	The Master Lease by and between MS Portfolio LLC, Landlord, and Sears Roebuck & Co., Tenant, dated April 30, 2015 (the “Macerich Lease”);

m.	The form of Subscription, Distribution and Purchase and Sale Agreement by and between Seritage Growth Properties and Sears Holdings Corporation (the “Separation Agreement”);

n.	The form of Transition Services Agreement by and between Seritage Growth Properties, L.P. and Sears Holdings Management Corporation;

o.	The form of Loan Agreement by and among Seritage SRC Finance LLC and Seritage KMT Finance LLC, as borrower, Seritage GS Holdings LLC, Seritage SPS Holdings LLC and Seritage MS Holdings LLC, as JV Pledger, and JPMorgan Chase, National Association, as lender; and

p.	Various business and financial overview presentations and other information regarding the Companies and the Proposed Transaction;

2.	Discussed the information referred to above and the background and other elements of the Proposed Transaction with the management of the Companies;

3.	Reviewed the historical trading price and trading volume of Holdings’ publicly traded securities and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

Board of Directors

Sears Holdings Corporation

June 5, 2015

4.	Discussed with management of the Companies their plans and intentions with respect to the management and operation of Seritage;

5.	Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis and an analysis of selected public companies that Duff & Phelps deemed relevant; and

6.	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, with Holdings’ consent:

1.	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including management of the Companies, and did not independently verify such information;

2.	Relied upon the fact that the Board of Directors and Holdings have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken;

3.	Assumed, without independently verifying, that the Management Projections and other financial forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expresses no opinion with respect to the Management Projections or any other such estimates, evaluations, forecasts or projections or any of their underlying assumptions;

4.	Assumed that information supplied and representations made by the management of the Companies regarding Seritage and the Proposed Transaction are substantially accurate;

5.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

6.	Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of Seritage (after giving effect to the Proposed Transaction) since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

Board of Directors

Sears Holdings Corporation

June 5, 2015

7.	Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Separation Agreement without any amendments thereto or any waivers of any terms or conditions thereof; and

8.	Assumed that the consideration received by Holdings in connection with the establishment of and contribution of properties to the joint ventures with GGP, Simon and Macerich was, from a financial point of view, fair to Holdings.

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof.

Duff & Phelps did not conduct a physical inspection of any of Seritage’s specific assets or liabilities (contingent or otherwise), and Duff & Phelps did not conduct any other independent appraisal of any of Seritage’s specific assets or liabilities (contingent or otherwise). Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of Seritage, or any alternatives to the Proposed Transaction, (ii) negotiate the terms of the Proposed Transaction, or (iii) advise the Board of Directors or any other party with respect to alternatives to the Proposed Transaction.

Duff & Phelps is not expressing any opinion as to the market price or value of Seritage’s common shares or Holdings’ common stock (or anything else) after the announcement or the consummation of the Proposed Transaction. This Opinion should not be construed as an appraisal, valuation opinion, credit rating, solvency opinion, an analysis of Seritage’s or Holdings’ credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the Companies’ officers, directors, or employees, or any class of such persons, relative to the consideration to be received by Holdings in the Proposed Transaction, or with respect to the fairness of any such compensation.

Board of Directors

Sears Holdings Corporation

June 5, 2015

This Opinion is furnished for the use and benefit of Holdings and the Board of Directors in connection with their consideration of the Proposed Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent. This Opinion (i) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; (ii) does not address any transaction related to the Proposed Transaction; (iii) is not a recommendation as to how the Board of Directors or any stockholder should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, and (iv) does not indicate that the cash consideration received, nor the Base Rent, are the best possibly attainable under any circumstances; instead, it merely states whether the cash consideration and the Base Rent in the Proposed Transaction are within a range suggested by certain financial analyses. This Opinion does not address the fairness of the Proposed Transaction to Holdings’ stockholders or to Seritage and does not address whether any stockholder of Holdings should buy, hold or sell any securities of Holdings or Seritage or exercise or refrain from exercising any subscription right under the Proposed Transaction. This Opinion does not address the fairness to Holdings or any other person of “Base Rent” paid pursuant to the GGP Lease, Simon Lease or Macerich Lease or the fairness to Holdings or any other person of the cash consideration received by Holdings pursuant to transactions consummated prior to the date hereof establishing the joint ventures with GGP, Simon and Macerich. An Opinion is inherently subjective; reasonable professionals or individuals reviewing the same information could reach different conclusions. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This letter should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

This Opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with this letter shall be limited in accordance with the terms set forth in the engagement letter between Duff & Phelps and Holdings dated October 23, 2014, as amended from time to time (the “Engagement Letter”). This letter is confidential, and its use and disclosure is strictly limited in accordance with the terms set forth in the Engagement Letter.

Disclosure of Prior Relationships

Duff & Phelps has acted as financial advisor to the Board of Directors and will receive a fee for its services. No portion of Duff & Phelps’ fee is contingent upon either the conclusion expressed in this Opinion or whether or not the Proposed Transaction is successfully consummated. Pursuant to the terms of the Engagement Letter, a portion of Duff & Phelps’ fee is payable upon Duff & Phelps informing Holdings that it is prepared to deliver the Opinion. During the two years preceding the date of this Opinion, Duff & Phelps has acted as a financial advisor to Holdings and the Board of Directors in connection with several valuation matters and has rendered financial opinions to the Board of Directors in connection with certain transactions. For these prior engagements, Duff & Phelps received customary fees, expense reimbursement, and indemnification.

Board of Directors

Sears Holdings Corporation

June 5, 2015

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that as of the date hereof: (i) the total $2.719 billion gross proceeds to be received by affiliates of Holdings at closing of the Proposed Transaction is fair from a financial point of view to (a) Holdings and/or (b) Holdings, SRC and KMC on a combined basis, as the case may be; and (ii) the Base Rent, taking into consideration the material economic terms of Section 1.6 Nonprofitable Property, Section 1.7 Recapture Space, Section 1.8 Landlord’s Termination Right as to Additional Recapture Space and Section 1.9 Landlord’s Termination Right as to 100% Recapture Property of the Master Lease in the determination of the Base Rent, is fair from a financial point of view to Holdings.

This Opinion has been approved by the Opinion Review Committee of Duff & Phelps.

Respectfully submitted,

Duff & Phelps, LLC